SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 2

                             ______________________

                   THE LOUISIANA LAND AND EXPLORATION COMPANY
             (Exact name of registrant as specified in its charter)




               Maryland                              72-0244700
   (State or other jurisdiction of         (I.R.S. Employer Identification
            incorporation)                             Number)


            909 Poydras Street
          New Orleans, Louisiana                         70112
      (Address of principal executive                   (Zip Code)
                 offices)

         Securities to be registered pursuant to Section 12(b) of the Act:

                                                     Name of each exchange on
                Title of each Class                 which each class is to be
                 to be so registered                        registered
            Capital Stock Purchase Rights          New York Stock Exchange, Inc.

         Securities to be registered pursuant to Section 12(g) of the Act:

                                        None
                                 (Title of Class)



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Item 1.  Description of Securities to be Registered

     On May 25, 1986, the Board of Directors (the "Board") of THE LOUISIANA LAND AND EXPLORATION COMPANY (the "Company") declared a dividend distribution of one capital stock purchase right (each, a "Right") for each outstanding share of Capital Stock of the Company. The distribution was made on June 6, 1986, to the shareholders of record on June 6, 1986.

     On May 9, 1996, the Board extended the term of the Rights to June 6, 2006, and approved a number of amendments to and restated the Rights Agreement (the "Amended and Restated Rights Agreement"), between the Company and First Chicago Trust Company of New York, as successor Rights Agent (the "Rights Agent"). The key provisions of the amendments extended the expiration date of the Rights Agreement to June 6, 2006, increased the exercise price of the Rights to $175, reduced to 20% the percentage ownership threshold at which the Rights issued pursuant to the Amended and Restated Rights Agreement will become exercisable for shares of the capital stock, par value $0.15 per share (the "Capital Stock"), of the Company (or, in certain circumstances, other consideration), and deleted an exception for all cash offers made to holders of all outstanding shares.

     On July 16, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Burlington Resources Inc., a Delaware corporation ("Parent"), and BR Acquisition Corporation, a Maryland corporation and a wholly owned subsidiary of Parent ("Sub"), pursuant to which Sub will be merged (the "Merger") with and into the Company. In connection with the Merger Agreement, the Company executed Amendment No. 1 to the Amended and Restated Rights Agreement (the "Rights Amendment"). The Rights Amendment provides that an Acquiring Person (as defined in the Amended and Restated Rights Agreement) will not include Parent or Sub solely as a result of the execution of (A) the Merger Agreement and (B) the stock option agreement (the "Option Agreement"), dated as of July 16, 1997, between Parent and the Company, pursuant to which Parent was granted the option to purchase shares of Capital Stock of the Company, and in each case the consummation of the transactions contemplated thereby in accordance with the terms thereof. The Rights Amendment also provides that no Shares Acquisition Date, Triggering Event or Distribution Date (as such terms are defined in the Amended and Restated Rights Agreement) shall occur in any such case as the result of the approval, execution or delivery of the Merger Agreement and the Option Agreement or the consummation of the transactions contemplated thereby. The terms of the Rights are otherwise the same and are summarized below.

     Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an Acquiring Person, which definition shall not include Parent or Sub under the circumstances described above, or any shareholder who inadvertently owns in excess of the threshold solely because the Company decreased the total outstanding shares through its stock repurchase program, so long as such inadvertent Acquiring Person does not purchase an additional 1% or more of the shares of Capital Stock) acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of the Capital Stock or (ii) ten days following the commencement, or announcement of an intention to make, a tender offer or exchange offer by a person which, if consummated, would result in such person becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by such Capital Stock certificate, with a copy of a Summary of Rights attached thereto. The Amended and Restated Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Capital Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), Capital Stock certificates issued upon transfer or new issuance of the Capital Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Capital Stock certificates outstanding as of June 6, 1986, even without a copy of the Summary of Rights attached thereto, constitute the transfer of the Rights associated with the Capital Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Capital Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The rights and underlying shares of Capital Stock are listed on the New York Stock Exchange.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on June 6, 2006, unless earlier redeemed by the Company as described below.

     The Purchase Price payable, and the number of shares of the Capital Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Capital Stock, (ii) upon the grant to holders of the Capital Stock of certain rights or warrants to subscribe for shares of the Capital Stock or convertible securities at less than the current market price of the Capital Stock or (iii) upon the distribution to holders of the Capital Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in the Capital Stock) or of subscription rights or warrants (other than those referred to above).

     In the event that the Company were acquired in a merger or other business combination transaction or that 50% or more of its assets or earning power were sold, proper provision shall be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the Acquiring Person which at the time of such transaction would have a market value of two times the Purchase Price. In the event that the Company were the surviving corporation in a merger and its Capital Stock were not changed or exchanged, or in the event that an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, proper provision shall be made so that each holder of a Right other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void) shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of the Capital Stock (or in certain circumstances other securities, cash or property) which at the time of such transaction would have a market value of two times the Purchase Price. The Company may require the holders of the Rights to exchange each of their Rights for one or more shares of Capital Stock (or cash, property or securities of equivalent value).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Capital Stock on the last trading date prior to the date of exercise.

     At any time prior to 5:00 P.M. New York time on the tenth day following public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding shares of the Capital Stock of the Company (the "Shares Acquisition Date"), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price") provided that, if such redemption occurs on or after the Shares Acquisition Date, the Board shall be entitled to so redeem the Rights only if such redemption is approved by a majority of the Continuing Directors (as defined in the Rights Agreement). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof and, upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person who attempts to acquire the Company without conditioning its offer on a substantial number of Rights being acquired. The Rights will not affect a transaction approved by the Company prior to the existence of an Acquiring Person, because the Rights can be redeemed before the consummation of such transaction.

     The form of the Rights Amendment between the Company and First Chicago Trust Company of New York is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to the Amended and Restated Rights Agreement and the Rights Amendment, which are exhibits hereto.


Item 2.  Exhibits


     4.1 Amended and Restated Rights Agreement dated as of May 9, 1986 between the Company and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to Exhibit 4 to the Company's Current Report on Form 8-A dated May 10, 1996 - Commission File No. 1-959)

     4.2 Amendment No. 1 to Amended and Restated Rights Agreement dated as of July 17, 1997 between the Company and First Chicago Trust Company of New York.

                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to a registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              THE LOUISIANA LAND AND EXPLORATION COMPANY


                              By:    /s/ Frederick J. Plaeger, II
                                     Name:  Frederick J. Plaeger, II
                                     Title: Vice President, General Counsel and
                                            Secretary

Date:  July 18, 1997

                                  EXHIBIT INDEX

Exhibit                    Description
Number


  4.2 Amendment No. 1 to Amended and Restated Rights Agreement dated as of July 17, 1997 between the Company and First Chicago Trust Company of New York.